SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem sets a new record for cracker capacity utilization in Brazil of 96% in 3Q16 and posts EBITDA in the nine months of R$9.1 billion

HIGHLIGHTS:

Brazil:

▶  Demand for resins (PE, PP and PVC) was 1.3 million tons in 3Q16, growing 8% from 2Q16 and 6% from the same period last year, reflecting the initial signs of a gradual recovery in the Brazilian resin market, which supported resin sales of 890 kton in the period, for growth of 5% and 3% from 2Q16 and 3Q15, respectively.

▶  In 3Q16, the Company’s crackers set a new record for average capacity utilization rate of 96%, increasing 2 p.p. from 2Q16 and 4 p.p. from the same period last year. This scenario supported resin production of 1.3 million tons in 3Q16, an increase of 3% and 7% from 2Q16 and 3Q15, respectively.

▶  To meet the higher demand in the Brazilian market, the Company reduced its resin exports by 7% compared to 2Q16 and 3Q15. Exports of basic petrochemicals came to 338 kton, 11% higher than in 2Q16.

▶  In 3Q16, the units in Brazil, including exports, posted EBITDA of R$2,206 million to account for 75% of the Company’s consolidated EBITDA.

United States and Europe:

▶  In the United States and Europe unit, the PP plants operated at an average capacity utilization rate of 101% in 3Q16, reflecting the good operating efficiency. Production amounted to 512 kton, growing 4% from 3Q15. Sales in the quarter amounted to 503 kton, stable in relation to 3Q15.

▶  The units in the United States and Europe posted EBITDA of US$161 million (R$524 million) in 3Q16, accounting for 18% of consolidated EBITDA.

Mexico:

▶  Still in the ramp-up phase, the polyethylene plants operated at an average capacity utilization rate of 63% in 3Q16, increasing 31 p.p. from 2Q16.

▶  In the quarter, total polyethylene production amounted to 166 kton while sales came to 153 kton, of which 39% was sold in the Mexican market and 61% was exported.

▶  In 3Q16, the Mexico complex posted EBITDA of US$66 million (R$214 million) to account for 7% of the Company’s consolidated EBITDA.

Braskem - Consolidated:

▶  Braskem’s consolidated EBITDA in U.S. dollar was US$924 million, increasing 8% compared to 2Q16 and 6% compared to 3Q15. In Brazilian real, consolidated EBITDA was R$3,001 million, in line with 2Q16 and 3Q15. The main factors contributing to this performance were: (i) higher volume of resin sales in the Brazilian market; (ii) better resin spreads in the international market; and (iii) higher contribution from the Mexico complex, partially offset by the (iv) average appreciation in the Brazilian real between the periods.

▶  Consolidated net income in the quarter came to R$818 million, with R$889 million attributed to shareholders, which corresponds to the net income of the Parent Company.

▶  Corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 1.63 times, which is the lowest level in 12 years and 20% lower than in 3Q15.

▶  In September 2016, due to the Company’s strong cash generation, the Board of Directors approved the distribution of interim dividends for 2015 fiscal year, in the amount of R$ 1 billion, which were paid in October 2016.

EXECUTIVE SUMMARY

Macroeconomic scenario:

According to the September Inflation Report published by the Central Bank of Brazil, although the trend in prices points to disinflation, inflation measurements in the period exceeded projections, suggesting that the pace of deceleration over the coming quarters remains uncertain.

In this context, the Brazilian scenario is beginning to show the first signs of a stabilization in economic activity in the near term, with the expectation for the coming quarters indicating the potential for a gradual recovery in economic activity given the current level of idle capacity.

According to the Scenario Monitoring Report of the Brazilian Chemical Manufacturers' Association (ABIQUIM), the country’s chemical industry registered higher production and sales volumes in the quarter, with the highlight the 10% growth in domestic demand, which is the best result since 2013. Despite this improvement, the report highlights that the recovery in economic activity and domestic demand should pressure once again the balance of trade in chemical products given the higher import flows.

In the international market, the dynamics of the world economy remained fragile in the period, with uncertainties related to the pace of world economic growth and basic interest rates remaining unchanged at low levels in certain major economies. The temporary instability created by the Brexit vote was reversed by a more consolidated perception of its impacts and the willingness of the Bank of England and other central banks to respond with monetary stimulus, if needed. In this context, the scenario in the period was favorable for emerging economies.

Brazil:

In the quarter, Braskem’s operations in Brazil continued to focus on capturing operating efficiency gains and keeping its crackers operating at high capacity utilization rates to meet the growing domestic resin market by reducing the volume of resin exports. On the other hand, given the higher capacity utilization rates, sales volumes of basic petrochemicals increased in both the domestic and international market.

In the international market, the crude oil barrel was US$46 at the end of 3Q16, stable in relation to 2Q16 and down 9% from the same period of 2015. The supply of naphtha, the main feedstock of Braskem’s crackers in Brazil, remains high in the international market, with an average price in the quarter of US$382/ton, or 5% lower than in 2Q16 and 11% lower than in 3Q15.

The average price of U.S. Gulf (USG) ethane stood at US$140/ton (19 ¢/gal) in 3Q16, down 7% and 1% from 2Q16 and 3Q15, respectively, reflecting the maintenance shutdowns at certain crackers in the region.

In this scenario, the average international spread 1 of the thermoplastic resins produced by Braskem in Brazil 2 reached US$743/ton in 3Q16, increasing 10% and 4% from 2Q16 and 3Q15, respectively, supported mainly by the USG polyethylene price reference.

In the case of key basic petrochemicals 3, the spread reached US$399/t in 3Q16, increasing 16% from 2Q16, reflecting the strengthening of European and Asian prices given the limited supply and solid demand in both regions.

United States and Europe:

In the United States and Europe operations, the focus remained on operating performance to take advantage of the continued solid demand for PP in these markets, especially in the United States.

The average price of U.S. Gulf (USG) propylene, the main feedstock used by the United States and Europe units, was US$834/ton, increasing 16% and 14% from 2Q16 and 3Q15, respectively, due to scheduled and unscheduled shutdowns in the United States.

1 Difference between the price of petrochemicals and the price of naphtha, ethane and propane in accordance with the feedstock mix of the units in Brazil.

2 55% PE (USA), 32% PP (Asia) and 13% PVC (Asia), based on the capacity mix of Braskem’s industrial units in Brazil.

3 30% ethylene and propylene, 45% BTX, 15% butadiene and 10% cumene, according to the weighting of the sales volume of basic petrochemicals to third parties.

In this scenario, PP 4 spreads in the United States stood at US$617/ton in 3Q16, down 17% from 2Q16 and up 1% from the 3Q15.

Mexico:

In Mexico, the focus remained on ramping up the operations, especially the polyethylene plants, which registered an average capacity utilization rate in the period of 63%. The team also worked to develop sales channels in the local and international markets and to improve the local and export logistics operations.

Braskem Consolidated:

In the nine months of 2016, consolidated EBITDA amounted to US$2,562 million, increasing 15% from the same period last year. In Brazilian real, EBITDA came to R$9,069 million, increasing 27% from 9M15. The main factors contributing to this performance were: (i) higher sales volume in all markets; (ii) better international spreads; (iii) higher availability of feedstock at the gas-based cracker in Rio de Janeiro; and (iv) continued good performance of the United States and Europe operations.

Braskem’s cost-cutting program delivered an effective gain of R$104 million in the quarter. To date, the program has delivered an effective gain of R$252 million and a recurring gain of R$328 million, after completion of 61% of the initiatives planned. The gains are distributed in the following categories: reduction of fixed and variable costs and optimization of investments. The expectation is for the program to reach a recurring gain of approximately R$350 million by year-end, compared to the previous estimate of R$315 million.

4 Difference between the U.S. PP price and the U.S. Propylene price.

▶  BRAZIL

Braskem’s results in Brazil are formed by the following segments: Basic Petrochemicals, Polyolefins, Vinyls and Chemical Distribution.

In 3Q16, the segments in Brazil posted net revenue of R$12,536 million and EBITDA of R$2,206 million, accounting for 83% and 75%, respectively, of the Company's consolidated segments.

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
BRAZIL	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	12,536	12,417	13,433	1%	-7%	36,955	35,868	3%
Cost of Good Sold	(10,157)	(10,012)	(10,642)	1%	-5%	(29,877)	(28,956)	3%
Gross Profit	2,380	2,406	2,791	-1%	-15%	7,079	6,912	2%
Gross Margin	19%	19%	21%	0 p.p.	-2 p.p.	19%	19%	0 p.p.
SG&A	(622)	(563)	(562)	10%	11%	(1,743)	(1,586)	10%
Other Operating Income (expenses)	(67)	(53)	(31)	26%	113%	(163)	(75)	116%
EBITDA	2,206	2,293	2,673	-4%	-17%	6,664	6,568	1%
EBITDA Margin	18%	18%	20%	-1 p.p.	-2 p.p.	18%	18%	0 p.p.

1.   BASIC PETROCHEMICALS

The Basic Petrochemicals segment is formed by and operates 4 petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Basic Petrochemicals Unit, around 80% is transferred for use by Braskem’s Polyolefins and Vinyls segments.

Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

The following table provides a financial overview of this segment:

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	6,409	6,156	6,788	4%	-6%	18,515	17,972	3%
Cost of Good Sold	(5,194)	(4,943)	(5,405)	5%	-4%	(14,951)	(14,807)	1%
Gross Profit	1,215	1,213	1,383	0%	-12%	3,563	3,166	13%
Gross Margin	19%	20%	20%	-1 p.p.	-1 p.p.	19%	18%	2 p.p.
SG&A	(198)	(160)	(169)	23%	17%	(512)	(457)	12%
Other Operating Income (expenses)	(44)	(29)	11	52%	-	(106)	(19)	449%
EBITDA	1,274	1,320	1,482	-4%	-14%	3,834	3,454	11%
EBITDA Margin	20%	21%	22%	-2 p.p.	-2 p.p.	21%	19%	1 p.p.

Capacity Utilization:

In 3Q16, the crackers operated at an average capacity utilization rate of 96%, up 2 p.p. from 2Q16 and 4 p.p. from 3Q15. The record-high average utilization rate in the period is explained mainly by the continued good performance of all crackers, especially the São Paulo cracker, which this quarter operated at an average rate of 99%, mainly because of the processing of naphtha with higher paraffin content. The Rio de Janeiro cracker, which uses ethane and propane feedstock, registered an average utilization rate of 88%.

Production:

Due to the higher average cracker utilization rate, ethylene production set a new record of 903 kton.

Performance (tons)	3Q16	2Q16	3Q15	Change Change		9M16	9M15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B) (A)/(C)		(D)	(E)	(D)/(E)
Production
Ethylene	903,308	880,739	871,006	3%	4%	2,615,469	2,570,128	2%
utilization rate	96%	94%	92%	1 p.p.	4 p.p.	93%	92%	2 p.p.
Propylene	361,837	367,036	354,720	-1%	2%	1,070,200	1,060,661	1%
Cumene	45,935	36,935	54,896	24%	-16%	139,423	160,148	-13%
Butadiene	109,156	106,708	101,279	2%	8%	316,667	299,314	6%
BTX*	267,985	248,735	261,122	8%	3%	766,461	757,430	1%
Total Production	1,688,221	1,640,153	1,643,023	3%	3%	4,908,219	4,847,681	1%
BTX* - Benzene, Toluene and Paraxylene

Internal Transfers: the Basic Petrochemicals segment transfers mainly ethylene to the Vinyls segment and ethylene and propylene to the Polyolefins segment.

Performance (tons)	3Q16	2Q16	3Q15	Change Change		9M16	9M15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Transfers
Ethylene	752,655	733,221	720,661	3%	4%	2,154,597	2,134,050	1%
Propylene	258,811	258,602	241,564	0%	7%	773,199	743,810	4%
Total Transfers	1,011,465	991,824	962,225	2%	5%	2,927,796	2,877,860	2%

Sales Volume – Brazilian Market:

Sales volume of key basic petrochemicals to third parties in the Brazilian market came to 497 kton in 3Q16, led by higher sales volumes of cumene, which in the prior quarter was affected by a scheduled shutdown at the Braskem’s main client for cumene.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
Ethylene	143,440	125,343	133,089	14%	8%	395,964	382,153	4%
Propylene	83,109	72,419	72,627	15%	14%	216,276	180,649	20%
Cumene	51,352	41,158	49,296	25%	4%	142,040	156,187	-9%
Butadiene	50,940	50,492	58,803	1%	-13%	151,264	172,433	-12%
BTX*	168,518	172,365	155,000	-2%	9%	508,237	471,119	8%
Total Brazilian Market	497,359	461,776	468,815	8%	6%	1,413,781	1,362,541	4%
BTX* - Benzene, Toluene and Paraxylene

Net Revenue – Domestic Market:

The higher sales volume supported net revenue of R$4,916 million in 3Q16 (including R$2,698 million related to sales 5 to the Polyolefins and Vinyls units), an increase of 3% from the net revenue in 2Q16. Compared to 3Q15, net revenue in the Brazilian market decreased 2%, reflecting the lower prices of certain basic petrochemicals in the international market. In U.S. dollar, net revenue in the Brazilian market was US$1,514 million, growing 11% and 7% from 2Q16 and 3Q15, respectively.

In 9M16, net revenue in the Brazilian market came to R$14,679 million, increasing 3% from the same period of 2015. In U.S. dollar, net revenue in 9M16 was US$4,150 million.

Sales Volume – Export Market:

In 3Q16, exports of main basic petrochemicals was 194 kton, led by higher export volumes of benzene and butadiene, especially to Asia, to take advantage of windows of opportunity created by unscheduled cracker shutdowns.

In 9M16, exports of key basic petrochemicals came to 541 kton, 5% lower than in 9M15. The decline is explained by the substitution of exported propylene to supply a client at the acrylics complex in Bahia and by the higher volume of propylene transfers to the Polyolefins segment to produce PP.

5 Sales of Basic Petrochemicals to the Polyolefins and Vinyls units are presented here on a managerial basis solely to show the result allocated to each segment.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Export Market
Ethylene	12,856	19,637	18,217	-35%	-29%	56,276	42,731	32%
Propylene	24,157	28,340	40,375	-15%	-40%	71,812	134,380	-47%
Cumene	-	-	-	-	-	-	-	-
Butadiene	58,980	49,613	43,886	19%	34%	161,500	121,694	33%
BTX*	98,405	72,817	89,441	35%	10%	251,533	272,029	-8%
Total Exports	194,398	170,406	191,918	14%	1%	541,120	570,835	-5%
BTX* - Benzene, Toluene and Paraxylene

Net Revenue - Export Market:

Net revenue from exports of basic petrochemicals came to R$1,493 million in 3Q16, increasing 8% from 2Q16, driven by the higher sales volume. Compared to the same period of 2015, net revenue from exports declined 16%, influenced by the lower prices in the international market. In U.S. dollar, net revenue from exports was US$460 million, increasing 17% from 2Q16.

In the nine-month period, net revenue from exports was R$3,836 million, increasing 3% from the same period of 2015. In U.S. dollar, net revenue was US$1,099 million.

COGS: naphtha, HLR (refinery gas), ethane and propane are the main feedstocks used by the Basic Petrochemicals segment to produce olefins and aromatics. Petrobras supplies 100% of the HLR, ethane and propane consumed by Braskem and around 70% of the naphtha, with the remainder met by imports from various suppliers.

In 3Q16, cost of goods sold of the Basic Petrochemicals unit was R$5,194 million, 5% higher than in 2Q16, explained by the growth in total sales volume. Compared to the same period of 2015, cost of goods sold of the Basic Petrochemicals Unit decreased by 4%.

The average price of ARA naphtha in the quarter was US$382/ton, down 5% and 11% from 2Q16 and 3Q15, respectively. The decline is mainly explained by: (i) stability in crude oil prices pressured by global production data; (ii) higher supply of naphtha, especially in Europe, and weaker demand from fuel production; and (iii) weaker demand from Asia.

The USG price reference for ethane, the feedstock used by the Rio de Janeiro cracker, averaged 19 ¢/gal (US$ 140/ton), down 7% and 1% from 2Q16 and 3Q15, respectively.

The USG price reference for propane-averaged 47 ¢/gal (US$246/t) in 3Q16, down 4% from 2Q16, explained by the higher supply, especially in the Middle East. Compared to the same period of 2015, the propane price increased 17%.

Regarding the supply of naphtha in the Brazilian market (average of n-1 quote), the international price reference averaged US$389/ton, increasing 3% from 2Q16 and decreasing 24% from 3Q15 (when the average price was based on the three-month moving average).

In 9M16, COGS came to R$14,951 million, increasing 1% from 9M15. In U.S. dollar, COGS came to US$4,242 million, decreasing 10% from the same period of 2015.

SG&A Expenses:

In 3Q16, reflecting the higher sales volume, selling, general and administrative expenses were R$198 million, increasing 23% and 17% from 2Q16 and 3Q15, respectively, impacted primarily by the higher sales volume and higher logistics expenses.

EBITDA:

In 3Q16, the Basic Petrochemicals segment recorded EBITDA of R$1,274 million, down 4% from EBITDA in 2Q16, mainly explained by the lower spreads of key basic petrochemicals in the international market. Compared to 3Q15, EBITDA decreased 14%, mainly due to the effects from the appreciation in the Brazilian real between the periods. In U.S. dollar, EBITDA in the period was US$392 million, up 4% from 2Q16. EBITDA margin stood at 20% in the quarter.

In 9M16, the Basic Petrochemicals Unit recorded EBITDA of R$3,834 million, increasing 11% from the same period of 2015. In U.S. dollar, EBITDA was US$1,085 million, increasing 2% from the nine months of 2015.

EBITDA from the Basic Petrochemicals segment accounted for 43% of consolidated EBITDA in 3Q16 and 9M16.

2.   POLYOLEFINS

The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock.

The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

The following table provides a financial overview of the Polyolefins unit:

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	5,170	5,316	5,603	-3%	-8%	15,577	15,201	2%
Cost of Good Sold	(4,090)	(4,171)	(4,324)	-2%	-5%	(12,310)	(11,802)	4%
Gross Profit	1,079	1,144	1,279	-6%	-16%	3,267	3,399	-4%
Gross Margin	21%	22%	23%	-1 p.p.	-2 p.p.	21%	22%	-1 p.p.
SG&A	(327)	(315)	(304)	4%	7%	(955)	(877)	9%
Other Operating Income (expenses)	(22)	(21)	(42)	3%	-47%	(55)	(68)	-19%
EBITDA	849	920	1,081	-8%	-22%	2,597	2,819	-8%
EBITDA Margin	16%	17%	19%	-1 p.p.	-3 p.p.	17%	19%	-2 p.p.

Capacity Utilization:

Industrial units producing PE operated at an average capacity utilization rate of 93% in the quarter, increasing 3 p.p. and 1 p.p. from 3Q15 and 2Q16, respectively, supported mainly by higher production at the Rio Grande do Sul and São Paulo units. In 9M16, the PE plants operated at an average capacity utilization rate of 89%, in line with the rate in 9M15.

The PP production units operated at an average capacity utilization rate of 87% in the quarter, increasing 13 p.p. and 3 p.p. from 3Q15 and 2Q16, when production was affected by scheduled maintenance shutdowns. In 9M16, the PP plants operated at an average utilization rate of 87%, increasing 10 p.p. from 9M15, influenced by the better performance of plants in São Paulo state and of the Rio de Janeiro complex given the improvement in propylene supply by the Basic Petrochemicals segment.

Production:

With the higher average capacity utilization rate, production by the Polyolefins segment came to 1,115 kton in 3Q16.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PE's	711,879	699,663	686,812	2%	4%	2,041,279	2,025,669	1%
utilization rate	93%	92%	90%	1 p.p.	3 p.p.	89%	89%	0 p.p.
PP	403,527	387,043	366,656	4%	10%	1,198,799	1,126,041	6%
utilization rate	87%	84%	74%	3 p.p.	13 p.p.	87%	77%	10 p.p.
Total Production	1,115,407	1,086,706	1,053,467	3%	6%	3,240,078	3,151,710	3%
Utilization rate does not comprises capacity of the hibernated PP plant in Bahia from 1Q16 onwards

Brazilian Market:

The estimated market for polyolefins (PE and PP) in 3Q16 reached 1 million tons, growing 8% from 3Q15 and 2Q16, respectively. In the nine months, the estimated market for PE and PP contracted 4%, however, PE registered a solid performance, especially in the hospital, coatings and wire and cable segments, with the latter influenced by the expansion of the fiber optic network.

Sales Volume – Brazilian Market:

Braskem’s sales volume accompanied the performance of Brazil’s polyolefins demand and grew 3% from the same period last year. Meanwhile, market share stood at 73%, down 4 p.p. from 3Q15.

Compared to 2Q16, domestic sales volume in Brazil increased 5%, influenced by seasonality and the initial signs of economic recovery. In the nine months, domestic sales volume in Brazil contracted by 3% compared to 9M15, less than the industry average decrease.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
PE's	457,951	436,529	440,766	5%	4%	1,285,905	1,327,601	-3%
PP	293,399	276,145	288,754	6%	2%	838,811	871,865	-4%
Total Brazilian Market	751,350	712,674	729,520	5%	3%	2,124,716	2,199,466	-3%

Net Revenue – Domestic Market:

Despite the higher sales volume, net revenue in 3Q16 came to R$3,633 million, down 2% from 3Q15, mainly due to lower prices of PP in the international market and to the Brazilian real appreciation. In U.S. dollar, net revenue came to US$1,119 million, growing 7% from the same period last year.

In the nine months of the year, net revenue was stable in relation to 9M15. In U.S. dollar, net revenue was US$3,003 million.

Sales Volume – Export Market:

Compared to 2Q16, exports decreased by 4%, reflecting the higher sales volume in Brazil’s domestic market.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Export Market
PE's	270,825	275,322	274,389	-2%	-1%	790,374	734,323	8%
PP	136,429	151,072	131,106	-10%	4%	424,081	297,785	42%
Total Exports	407,254	426,395	405,494	-4%	0%	1,214,455	1,032,107	18%

Net Revenue - Export Market:

Net revenue from exports amounted to R$1,536 million, down 19% from 3Q15, reflecting the lower PP prices in the international market. In U.S. dollar, net revenue from exports came to US$473 million, down 12% from the same period last year.

In 9M16, net revenue from exports of polyolefins increased 9% in Brazilian real and decreased 2% in U.S. dollar to R$4,985 million and US$1,406 million, respectively.

COGS: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Basic Petrochemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

In 3Q16, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$4,090 million, down 5% compared to 3Q15. The higher sales volume and prices of USG propylene were more than offset by the appreciation in the Brazilian real and the lower European price reference for ethylene.

The average U.S. Gulf (USG) price reference for propylene stood at US$ 834/ton, up 14% from the same quarter last year, due to lower propylene supply due to maintenance shutdowns at crackers. The European (NWE) price reference for ethylene, which is used for internal transfers, averaged US$1,040/ton, decreasing 9% from 3Q15.

In the nine months of the year, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$12,310 million, increasing 4% compared to 9M15. The average USG reference price for propylene was US$746/ton, down 18% from 9M15. The average international price reference for ethylene in Europe (NWE) was US$998/ton, down 8% from 9M15.

SG&A Expenses:

Selling, general and administrative expenses amounted to R$327 million in 3Q16 and to R$955 million in 9M16, increasing 7% and 9% on the year-ago periods, influenced by the higher sales volumes.

EBITDA:

EBITDA amounted to R$849 million, declining 22% from 3Q15. The higher sales volume and slight improvement in international spreads for polyolefins were insufficient to offset the 8% appreciation in the Brazilian real in the period. In U.S. dollar, EBITDA amounted to US$255 million, decreasing 17% from 3Q15, with EBITDA margin of 16%, down 3 p.p. from the same period of 2015. EBITDA in the segment accounted for 29% of consolidated EBITDA, compared to 37% in 3Q15.

In the nine-month period, EBITDA amounted to R$2,597 million, down 8% from 9M15. In U.S. dollar, EBITDA contracted 18% to US$729 million, with EBITDA margin of 17%, down 2 p.p. compared to 9M15. In 9M16, EBITDA from Polyolefins accounted for 29% of consolidated EBITDA, compared to 39% in 9M15.

3.   VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite in Brazil.

The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes.

The Company’s annual production capacity is 710 kton of PVC and 539 kton of caustic soda.

The following table provides a financial overview of the Vinyls unit:

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	740	736	811	1%	-9%	2,222	2,056	8%
Cost of Good Sold	(698)	(728)	(736)	-4%	-5%	(2,102)	(1,847)	14%
Gross Profit	43	8	76	422%	-43%	121	209	-42%
Gross Margin	6%	1%	9%	5 p.p.	-4 p.p.	5%	10%	-5 p.p.
SG&A	(62)	(56)	(59)	12%	6%	(173)	(161)	8%
Other Operating Income (expenses)	0	(2)	2	-	-	(1)	15	-109%
EBITDA	75	44	88	71%	-14%	203	248	-18%
EBITDA Margin	10%	6%	11%	4 p.p.	-1 p.p.	9%	12%	-3 p.p.

Capacity Utilization:

The average capacity utilization rate of the PVC plants stood at 88% in the quarter, improving 14 p.p. from the same period of 2015. Compared to 2Q16, the average capacity utilization rate increased by 4 p.p. In 9M16, the average capacity utilization of the PVC plants stood at 81%, up 7 p.p. from 9M15.

Production:

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PVC	156,655	148,604	133,080	5%	18%	431,165	395,461	9%
utilization rate	88%	84%	74%	4 p.p.	14 p.p.	81%	74%	7 p.p.
Caustic Soda	119,827	102,071	115,303	17%	4%	327,624	321,813	2%
Total Production	276,482	250,675	248,383	10%	11%	758,790	717,275	6%

Brazilian Market:

Estimated PVC consumption in the quarter amounted to 270 kton, growing 1% and 8% from 3Q15 and 2Q16, respectively. In the nine months of the year, domestic sales of PVC contracted by 7% compared to 9M15, due to the slowdown in the construction and infrastructure sectors.

Sales Volume - Brazilian Market:

Domestic sales of PVC grew 2% from the year-ago period, supported by higher sales to the agribusiness industry (irrigation tubing). Meanwhile, market share stood at 51%, in line with 3Q15.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
Brazilian Market - PVC	269,553	249,957	266,153	8%	1%	770,136	826,842	-7%
Braskem Sales	138,327	132,913	136,254	4%	2%	390,937	411,813	-5%
Market Share	51%	53%	51%	-2 p.p.	0 p.p.	51%	50%	1 p.p.

Net Revenue - Domestic Market:

In 3Q16, net revenue came to R$696 million, up 4% from 3Q15, mainly explained by the higher sales volume, which offset the lower PVC price in the international market and the Brazilian real appreciation in the period. In U.S. dollar, net revenue from the unit’s domestic sales came to US$214 million, up 14% from the same period last year.

In 9M16, net revenue from domestic sales of Vinyls increased 6% compared to 9M15, to R$2,020 million. In U.S. dollar, net revenue was US$572 million or 5% lower.

Sales Volume - Export Market:

Despite the lower volume, this was the sixth consecutive quarter that Braskem exported a portion of its PVC production. In 3Q16, exports amounted to 16 kton, compared to 49 kton in 3Q15.

Compared to 2Q16, exports decreased 39%. On the other hand, in 9M16, exports increased by 50% from 9M15, influenced by the Company’s strategy to export part of its PVC production given the weaker demand in the domestic market.

Net Revenue – Export Market:

Net revenue from exports in the segment came to R$45 million in 3Q16 and R$203 million in 9M16.

COGS: Ethylene and energy are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Basic Petrochemicals segment.

In 3Q16, cost of goods sold (COGS) of the segment amounted to R$698 million, down 5% compared to 3Q15. The lower raw material prices and the Brazilian real appreciation offset the higher production and sales volume of vinyls in the period. In 9M16, the unit’s COGS amounted to R$2,102 million, increasing 14% from 9M15, influenced by the higher production and sales volumes.

SG&A Expenses:

Selling, general and administrative expenses amounted to R$62 million in 3Q16 and to R$173 million in 9M16, increasing 6% and 8%, respectively, influenced by the higher sales volumes.

EBITDA:

EBITDA amounted to R$75 million, down 14% from 3Q15. In U.S. dollar, EBITDA amounted to US$23 million, decreasing 6% from 3Q15, with EBITDA margin of 10%, down 1 p.p. from the same period of 2015. EBITDA from the Vinyls segment accounted for 3% of consolidated EBITDA, the same level as in 3Q15.

In the nine-month period, EBITDA from Vinyls amounted to R$203 million, down 18% from 9M15. In U.S. dollar, EBITDA contracted 37% to US$57 million, with EBITDA margin of 9%, down 3 p.p. compared to 9M15. In 9M16, the segment’s EBITDA accounted for 2% of consolidated EBITDA, compared to 3% in 9M15.

4.   CHEMICALS DISTRIBUTION (quantiQ):

The chemicals distribution segment has a portfolio of more than 1,500 products. The products are classified as commodities, performance and specialties.

The following table presents a financial overview of the Chemicals Distribution unit:

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
CHEMICALS DISTRIBUTION	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	217	210	231	3%	-6%	641	639	0%
Cost of Good Sold	(174)	(170)	(177)	3%	-1%	(513)	(500)	3%
Gross Profit	43	40	54	7%	-20%	128	139	-8%
Gross Margin	20%	19%	23%	1 p.p.	-4 p.p.	20%	22%	-2 p.p.
SG&A	(35)	(33)	(30)	8%	17%	(102)	(91)	12%
Other Operating Income (expenses)	(1)	(1)	(2)	57%	-59%	0	(3)	-101%
EBITDA	8	8	22	-1%	-64%	29	48	-38%
EBITDA Margin	4%	4%	9%	0 p.p.	-6 p.p.	5%	7%	-3 p.p.

Sales Volume:

In 3Q16, the segment registered sales volume growth of 13% compared to 2Q16 and of 33% compared to the same period in 2015, which is mainly explained by the better sales performance of commodities such as methanol and caustic soda.

In 9M16, sales volume increased 13% compared to the same period of 2015, in line with the behavior observed in 3Q16.

Net Revenue:

In 3Q16, net revenue amounted to R$217 million, down 6% from net revenue in 3Q15, which is mainly explained by the effects from Brazilian real appreciation on price references in U.S. dollar. In U.S. dollar, net revenue came to US$67 million in 3Q16, increasing 4% compared to 3Q15.

In the nine-month period, net revenue was R$641 million, in line with 9M15. In U.S. dollar, net revenue was US$181 million, down 10% compared to 9M15.

COGS: The main cost of the Chemicals Distribution Unit is the acquisition of the products it distributes.

In 3Q16, cost of goods sold (COGS) in the segment came to R$174 million, decreasing 1% from the same quarter in 2015. In the first nine months of 2016, cost of goods sold amounted to R$513 million, increasing 3% from 9M15, influenced by the Brazilian real depreciation between the periods.

SG&A Expenses:

Selling, general and administrative expenses were R$35 million, increasing 17% from the same period last year. In 9M16, selling, general and administrative expenses were R$102 million, increasing 12% from 9M15.

EBITDA:

EBITDA in 3Q16 was R$8 million, decreasing R$14 million from 3Q15. In U.S. dollar, EBITDA came to US$2 million, down US$4 million compared to 3Q15, with EBITDA margin contracting 6 p.p. to 4%. EBITDA from chemicals distribution accounted for around 1% of consolidated EBITDA, the same level as in 3Q15.

In the nine-month period, EBITDA came to R$29 million, down 38% from 9M15. In U.S. dollar, EBITDA contracted 45% to US$8 million, with EBITDA margin of 5%, down 3 p.p. from 9M15. In 9M16, EBITDA from Chemicals Distribution accounted for around 1% of consolidated EBITDA, the same level as in 9M15.

▶  INTERNATIONAL BUSINESS

Braskem’s overseas results are formed by the polypropylene plants and commercial operations in the United States and Europe and by Braskem Idesa, the petrochemical complex in Mexico producing polyethylene.

5.   UNITED STATES AND EUROPE

The segment’s results are formed by five industrial plants in the United States and two in Europe, with aggregate annual production capacity of 2,010 kton, with 1,465 kton in the United States and 545 kton in Europe.

In 3Q16, the segment posted net revenue of R$2,066 million (US$636 million) and EBITDA of R$524 million (US$161 million), representing 17% of the Company’s consolidated revenue and EBITDA.

The following table provides a financial overview of the United States and Europe segment:

Financial Overview (US$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	636	655	604	-3%	5%	1,940	1,862	4%
Cost of Good Sold	(446)	(421)	(511)	6%	-13%	(1,284)	(1,627)	-21%
Gross Profit	190	233	92	-18%	106%	657	235	179%
Gross Margin	30%	36%	15%	-6 p.p.	15 p.p.	34%	13%	21 p.p.
SG&A	(46)	(37)	(34)	24%	35%	(114)	(96)	19%
Other Operating Income (expenses)	0	0	0	-	-	1	(1)	-
EBITDA	161	212	76	-24%	114%	593	191	211%
EBITDA Margin	25%	32%	13%	-7 p.p.	13 p.p.	31%	10%	20 p.p.
Net Revenue - R$ million	2,066	2,298	2,141	-10%	-4%	6,899	5,876	17%
EBITDA - R$ million	524	745	268	-30%	95%	2,124	617	244%

Capacity Utilization:

The United States and Europe segment operated at an average capacity utilization rate in the period of 101%, an increase of 5 p.p. compared to 3Q15, though 1 p.p. lower than in 2Q16. The increase in comparison with 3Q15 is due to the low utilization rate in that quarter, when production in Germany was affected by a scheduled shutdown at the Schkopau plant.

In 9M16, the capacity utilization rate was 101%, improving 4 p.p. from 9M15, mainly due to the optimization of PP grades, which are being rolled out over the course of the year.

Production:

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PP	512,361	513,415	490,788	0%	4%	1,525,009	1,457,222	5%
utilization rate	101%	103%	97%	-1 p.p.	5 p.p.	101%	97%	4 p.p.

Market:

The U.S. market for PP contracted 1% in 3Q16 compared to 2Q16. The decline is explained by lower demand for the polymer by the rugs and carpets industry, which is currently undergoing a process to substitute plastic with other materials.

In Germany, PP demand fell slightly in the quarter due to seasonal shutdowns at converters during the European summer. Though still higher than in 2015, PP producers’ margins in 3Q16 were slightly below the record levels of the first half of 2016. The fnine months of the year registered solid demand, supported by the performance of the automotive industry.

Sales Volume:

In 3Q16, PP sales volume was stable at 503 kton. In Germany, sales increased compared to 3Q15, when the Schkopau plant carried out a scheduled shutdown.

In the nine months of 2016, sales by the segment increased 3% from the same period last year, reflecting the units’ better operating performance and the strong demand for PP in both North America and Europe.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	502,850	503,980	502,293	0%	0%	1,506,407	1,455,944	3%

Net Revenue:

In 3Q16, net revenue came to US$636 million, increasing 5% from the same period last year. In 9M16, net revenue was US$1,940 million, increasing 4% from 9M15, due to the higher PP prices in the United States and the higher sales volume.

COGS: The main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

In 3Q16, cost of goods sold (COGS) of the segment amounted to US$446 million, down 13% compared to 3Q15.

The average U.S. Gulf (USG) international price reference for propylene increased 16% and 14% from 2Q16 and 3Q15, respectively, mainly due to the monomer’s limited supply at the start of the region’s maintenance shutdown season. Despite the higher feedstock price, Braskem’s COGS in the United States declined due to the lower sales volume in the region.

The average price reference for propylene in Europe was US$756/ton, down 26% from 3Q15 (US$1,022/ton), mainly due to the end of the supply constraints that occurred in the first half of 2015.

In the nine-month period, COGS came to US$1,284 million, down 21% from the same period last year, due to the lower feedstock prices. In Europe, the propylene price reference declined 30% in the period on lower oil prices, while in the United States the price reference fell 18%, explained by strong demand for gasoline in the country, which led refineries to increase their capacity utilization rates and consequently boost the supply of propylene.

SG&A Expenses:

Selling, general and administrative expenses were US$46 million, increasing 39% from 3Q15, due to the higher expenses with outsourced services and the provision for wage increases.

In the nine months of 2016, SG&A expenses came to US$114 million, increasing 19% compared to 9M15.

EBITDA:

EBITDA amounted to US$161 million in the quarter, increasing 114% from 3Q15, which is explained by the improvement in the PP-propylene spread 6 (1% in USA and 7% in Europe). In Brazilian real, EBITDA was R$524 million, accounting for 18% of consolidated EBITDA. In 3Q15, the segment accounted for 9% of total EBITDA.

In 9M16, EBITDA from the segment came to US$593 million, increasing 211% compared to 9M15. In Brazilian real, EBITDA amounted to R$2,124 million in 9M16, accounting for 23% of consolidated EBITDA. In 9M15, the segment’s EBITDA accounted for 9% of the consolidated amount.

6.   MEXICO 7

The segment is composed of an ethane-based cracker, two high-density (HDPE) and one low-density (LDPE) polyethylene plants, with combined annual production capacity of 1,050 kton of PE.

Since May 2016, the result of Braskem Idesa is no longer recorded as a project, but as a reportable operating segment, except for the result of the LDPE plant, which ceased to be considered a project in August.

The following table provides a financial overview of the Mexico unit in Brazilian real and U.S. dollar:

6 As of 2Q16, we are presenting the U.S. PP spread as follows to better reflect the U.S. market: difference between the U.S. PP (GP-homopolymer) price and the U.S. Propylene (polymer grade) price.

7 This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A.

Financial Overview (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
MEXICO	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	538	214	-	152%	-	873	-	-
Cost of Good Sold	(325)	(146)	-	122%	-	(589)	-	-
Gross Profit	214	67	-	217%	-	283	-	-
Gross Margin	40%	32%	-	8.1 p.p.	-	32%	-	-
SG&A	(79)	(66)	-	20%	-	(173)	-	-
Other Operating Income (expenses)	(43)	(54)	-	-20%	-	(98)	-	-
EBITDA	214	7	-	3008%	-	194	-	-
EBITDA Margin	40%	3%	-	36.5 p.p.	-	22%	-	-

Financial Overview (US$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
MEXICO	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	166	61	-	172%	-	258	-	-
Cost of Good Sold	(100)	(42)	-	140%	-	(172)	-	-
Gross Profit	66	19	-	240%	-	86	-	-
Gross Margin	40%	32%	-	8.0 p.p.	-	33%	-	-
SG&A	(24)	(19)	-	29%	-	(50)	-	-
Other Operating Income (expenses)	(13)	(16)	-	-15%	-	(29)	-	-
EBITDA	66	2	-	2988%	-	61	-	-
EBITDA Margin	40%	3%	-	36.3 p.p.	-	24%	-	-

* Includes pre-marketing activities recorded in the period.

** The result in 1Q16 refers to the preoperational phase of the Braskem Idesa petrochemical complex, with the activities consisting solely of pre-marketing sales.

Production and Capacity Utilization:

Still in the ramp-up phase, the PE plants operated in 3Q16 at an average capacity utilization rate of 63%. Total PE production volume in the quarter was 166 kton. In the nine-month period, PE production amounted to 250 kton.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
MEXICO*	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PE	166,453	83,538	-	99%	n.a	249,991	-	n.a
utilization rate	63%	32%	0%	31 p.p.	n.a	32%	0%	n.a

Sales Volume:

In 3Q16, the segment sold 153 kton of PE, of which 39% was sold in Mexico’s domestic market and 61% was exported.

Performance (tons)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
MEXICO*	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PE	152,904	54,000	-	183%	n.a	232,946	-	n.a
* Includes the resale of products during the pre-marketing activities.

Net Revenue:

In 3Q16, net revenue was R$538 million, increasing 152% from 2Q16, due to the higher sales volume in the period. In 9M16, net revenue came to R$873 million (US$258 million).

The sales price of Braskem Idesa’s PE in the Mexican market is determined based on import parity and on the price of resins sold in the U.S. Gulf, which averaged 8 US$1,216/ton in 3Q16, 7% higher than in 2Q16, influenced by the limited supply caused by seasonal maintenance shutdowns in the United States.

8 71.4% (HDPE USA) and 28.6% (LDPE USA), as per the capacity mix of Braskem Idesa’s units in Mexico.

COGS: For its ethane supply, Braskem Idesa has a long-term contract (20 years) with the subsidiary of Petróleos Mexicanos (PEMEX), the Mexican state-owned oil and gas company, whose price is based on the USG ethane price reference.

In 3Q16, the USG ethane price reference averaged US$140/ton, down 7% from 2Q16, mainly due to higher inventories, which are explained by: (i) the earlier-than-anticipated growth in demand expected initially for late 2016 and early 2017 from the startup of the ethane export terminals and the new 100% ethane-based crackers; and (ii) the weaker demand in 3Q16, which was affected by the cracker maintenance season, which was intensified by unscheduled shutdowns.

In 3Q16, COGS came to R$325 million, increasing 122% from 2Q16, mainly due to the higher sales volume. In 9M16, COGS came to R$589 million (US$172 million).

SG&A Expenses:

Selling, general and administrative expenses amounted to R$79 million in 3Q16, up 20% from 2Q16, reflecting the startup of the LDPE plant and higher sales volume. In 9M16, SG&A expenses came to R$173 million (US$50 million).

Other Operating Income/Expenses:

In 3Q16, these items included R$46 million related to costs and expenses with idle capacity during the ramp-up phase of the petrochemical complex. In 9M16, these items amounted to R$100 million (US$30 million).

EBITDA:

EBITDA in 3Q16 was R$214 million, increasing R$207 million from 2Q16, with EBITDA margin of 40%. The result was driven by the higher sales volume, which supported a higher dilution of fixed costs compared to 2Q16. EBITDA in 9M16 amounted to R$194 million (US$61 million), with EBITDA margin of 24%.

Financial Results Braskem Idesa

The financial result of Braskem Idesa is mainly impacted by the debt contracted under the project finance structure and the loan to Braskem Idesa from the project’s shareholders. In 3Q16, the net financial result was an expense of R$435 million, which is explained by:

Interest Expenses:

▪  Interest on the project-finance debt: R$108 million in 3Q16 compared to R$53 million in 2Q16, reflecting the end in the quarter of the interest capitalization period for the LDPE plant.

▪  Interest on the loan: R$109 million in 3Q16 compared to R$128 million in 2Q16, with a positive impact from the 12% appreciation in the Brazilian real against the Mexican peso between the periods.

Exchange Variation:

▪  All of the project-finance debt is designated as hedge accounting. Therefore, all exchange variation is recorded temporarily under shareholders’ equity and only recorded as financial expense when the sales designated as hedge accounting are realized. In 3Q16, the amount recognized under financial expense related to the recognition of hedge accounting was R$21 million, compared to R$14 million in 2Q16. 9

▪  Exchange variation on the outstanding balance of the loan of US$1,758 million: expense of R$170 million, compared to an expense of R$487 million in 2Q16, due to the lower depreciation in the Mexican peso against the U.S. dollar.

9 For complete information, see Note 14.4 to the Company’s Quarterly Financial Information for the period ended September 30, 2016.

R$ million	3Q16	2Q16	3Q15	9M16	9M15

Financial Expenses	(448)	(678)	(236)	(1,187)	(321)
Interest Expenses	(218)	(181)	4	(394)	29
Foreign Exchange Variation (FX)	(212)	(481)	(231)	(751)	(302)
Others	(18)	(16)	(11)	(42)	(48)
Financial Revenue	13	14	30	43	83
Interest	0	0	1	1	2
Monetary Variation (MV)	0	0	0	1	15
Foreign Exchange Variation (FX)	12	14	30	41	65
Others	0	(0)	(0)	0	(0)
Net Financial Result	(435)	(664)	(206)	(1,144)	(238)

R$ million	3Q16	2Q16	3Q15	9M16	9M15

Net Financial Result	(435)	(664)	(206)	(1,144)	(238)
Foreign Exchange Variation (FX)	(200)	(467)	(201)	(711)	(236)
Monetary Variation (MV)	0	0	2	1	15
Net Financial Result Excluding FX and MV	(235)	(196)	(7)	(435)	(17)

Income Tax Braskem Idesa

The nominal income tax rate in Mexico is 30% on the base of taxable profit, which is net income adjusted by permanent and temporary differences, such as additions, exclusions and compensations authorized under tax legislation and any accumulated tax losses from prior periods. Also in accordance with Mexican law, the tax losses must be used within a maximum of ten years, with no limit on the amount of taxable income.

Considering that Braskem Idesa did not present taxable profit in 9M16 and the accumulated tax loss is R$6,714 million, there were no cash disbursements for payment of income taxes in the nine months of the year.

▶  CONSOLIDATED

The consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications.

The following table presents a financial overview of the consolidated results in the quarter and nine-month period:

Financial Overview 3Q16 (R$ million)	Net Revenue	COGS	Gross Profit	SG&A	Equity	Other Revenue s and Costs	Operating Profit	Total Depreciation	EBITDA
Brazil	12,536	(10,157)	2,380	(622)	-	(67)	1,691	(515)	2,206
Basic Petrochemicals	6,409	(5,194)	1,215	(198)	-	(44)	973	(301)	1,274
Polyolefins and Renewables	5,170	(4,090)	1,079	(327)	-	(22)	731	(118)	849
Vinyls	740	(698)	43	(62)	-	0	(19)	(94)	75
Chemicals Distribution	217	(174)	43	(35)	-	(1)	6	(1)	8
United States and Europe	2,066	(1,449)	618	(148)	-	2	471	(53)	524
México	538	(325)	214	(79)	-	(43)	92	(122)	214
Segments Total	15,141	(11,930)	3,211	(849)	-	(108)	2,254	(690)	2,944
Other Segments	4	(5)	(1)	-	-	(3)	(3)	(1)	(3)
Corporate Unit	-	-	-	11	10	(22)	(1)	(21)	10
Consolidated before eliminati	15,144	(11,934)	3,210	(838)	10	(132)	2,249	(712)	2,951
Eliminations and reclassification	(2,982)	3,005	23	32	-	-	55	1	50
Braskem Total	12,162	(8,929)	3,233	(807)	10	(132)	2,304	(711)	3,001

Financial Overview 9M16 (R$ million)	Net Revenue	COGS	Gross Profit	SG&A	Equity	Other Revenue s and Costs	Operating Profit	Total Depreciation	EBITDA
Brazil	36,955	(29,877)	7,079	(1,743)	-	(163)	5,173	(1,491)	6,664
Basic Petrochemicals	18,515	(14,951)	3,563	(512)	-	(106)	2,945	(888)	3,834
Polyolefins and Renewables	15,577	(12,310)	3,267	(955)	-	(55)	2,256	(341)	2,597
Vinyls	2,222	(2,102)	121	(173)	-	(1)	(54)	(257)	203
Chemicals Distribution	641	(513)	128	(102)	-	0	25	(4)	29
United States and Europe	6,899	(4,551)	2,348	(401)	-	4	1,951	(173)	2,124
México	873	(589)	283	(173)	-	(98)	12	(182)	194
Segments Total	44,727	(35,017)	9,710	(2,317)	-	(257)	7,136	(1,846)	8,982
Other Segments	10	(12)	(2)	(2)	-	(21)	(25)	-	(25)
Corporate Unit	-	-	-	(54)	23	(45)	(76)	(55)	(44)
Consolidated before eliminati	44,737	(35,029)	9,708	(2,373)	23	(323)	7,035	(1,901)	8,913
Eliminations and reclassification	(8,516)	8,543	27	86	-	-	113	(65)	156
Braskem Total	36,221	(26,486)	9,734	(2,287)	23	(323)	7,148	(1,967)	9,069

▪  Net revenue

The Brazilian market accounted for 59% of the Company’s total net revenue (ex-resale of naphtha and condensate) in 3Q16, or 6 p.p. more than in the prior quarter, reflecting the 7% recovery in domestic resin demand compared to 2Q16.

In the nine months of the year, Braskem’s consolidated net revenue came to US$10,250 million, down 7% from the same period of 2015, impacted primarily by the lower sales volume in Brazil, which was partially offset by the higher resin exports and sales in the United States and Europe segment and by the declines of 1% in prices for resins and of 12% in prices for basic petrochemicals in the international market.

In Brazilian real, net revenue amounted to R$36,221 million, increasing 4% from 9M15, which is mainly explained by the 12% average depreciation in the Brazilian real between the periods.

▪  Cost of goods sold

Consolidated cost of goods sold (COGS) in 3Q16 amounted to US$2,753 million or R$8,929 million in Brazilian real.

Excluding COGS from quantiQ (R$145 million) and resales (R$606 million), consolidated COGS came to R$8,178 million, down 5% from 3Q15 (R$8,645 million), reflecting the 8% average appreciation in the Brazilian real between the periods and the lower prices for key feedstocks, especially naphtha, which accounted for 43% of COGS in 3Q16.

Compared to 2Q16, consolidated COGS (ex-resale and ex-quantiQ) increased 1% compared to R$8,105 million in 2Q16, due to higher sales of resins and basic petrochemicals in Brazil and to the startup of the Braskem Idesa complex.

In 9M16, consolidated COGS amounted to US$7,495 million or R$26,487 million. Excluding resale and quantiQ, COGS came to R$24,323 million, increasing 1% from R$24,158 million in 9M15, which is explained by the 12% local-currency depreciation between the periods, the higher sales volumes of resins and basic petrochemicals in Brazil and the startup of the Braskem Idesa petrochemical complex.

▪  SG&A Expenses 10

SG&A(R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
General and Administrative Expenses	442	350	357	26%	24%	1,183	1,034	14%
Selling Expenses	337	328	285	3%	18%	968	791	22%
Total SG&A	779	678	642	15%	21%	2,151	1,825	18%

General and administrative expenses increased 26% compared to 2Q16, due to higher expenses with software maintenance licenses, attorney fees and advertising during the Paralympic Games. Selling expenses increased 3% from 2Q16, reflecting the higher logistics expenses.

In 9M16, selling, general and administrative expenses were 18% higher than in 9M15, due to (i) the impact from the depreciation in the Brazilian real against the U.S. dollar on the expenses of the international businesses; (ii) increases in wages and benefits; and (iii) higher expenses with software licenses, attorneys’ fees, advertising and logistics.

▪  EBITDA

Braskem’s consolidated EBITDA 11 in 3Q16 amounted to US$924 million, up 6% from the same period last year, due to higher resin spreads in the international market. In Brazilian real, EBITDA came to R$3,001 million, down 1% from 3Q15, affected by the 8% average Brazilian real appreciation between the periods.

Compared to 2Q16, EBITDA in U.S. dollar increased 8%, due to the higher sales volume and higher spreads of resins and basic petrochemicals. In Brazilian real, EBITDA was stable. EBITDA margin excluding resales stood at 26%.

10 Excludes the Selling, General and Administrative Expenses of Braskem Idesa SAPI.

11 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 9M16, EBITDA amounted to US$2,562 million, up 15% from 9M15, due to: (i) the Mexico unit beginning to generate results; (ii) the higher volume of exports from Brazil and of sales by the international units; and (iii) better PP spreads in the United States and Europe. In Brazilian real, EBITDA came to R$9,069 million, increasing 27% from 9M15, due to the 12% average Brazilian real depreciation between the periods. EBITDA margin excluding resales stood at 26%, increasing 4 p.p. compared to 9M15.

▪  Net Financial Result 12

In 3Q16, the net financial result was an expense of R$647 million, compared to the expense of R$1,258 million in 2Q16, which is explained by:

▪  Increase in the financial expense of R$18 million, mainly due to the R$25 million increase in net interest on fiscal provisions and to the recognition of hedge accounting in the profit or loss of R$268 million in 3Q16 13.

▪  Financial revenue came to R$282 million, compared to an expense of R$347 million in 2Q16, mainly due to the R$51 million increase in interest on financial investments in Brazilian real and to the end-of-period appreciation in the currency. Compared to 3Q15, financial revenue decreased R$856 million, reflecting the Brazilian real appreciation between the periods.

The net financial result in 9M16 was an expense of R$3,304 million, compared to an expense of R$737 million in 9M15, reflecting the start of the recognition of hedge accounting balances under profit or loss in the amount of R$1,035 million and the Brazilian real appreciation between the periods.

12 Excludes the financial result of Braskem Idesa SAPI.

13 Details available in Note 14.4 to the Company’s Quarterly Financial Information.

R$ million	3Q16	2Q16	3Q15	9M16	9M15
Financial Expenses	(929)	(911)	(933)	(3,032)	(2,713)
Interest Expenses	(361)	(402)	(515)	(1,199)	(1,299)
Monetary Variation (MV)	(105)	(104)	(101)	(314)	(275)
Foreign Exchange Variation (FX)	(214)	(176)	(77)	(793)	(472)
Net Interest on Fiscal Provisions	(43)	(18)	(12)	(89)	(34)
Others	(206)	(211)	(228)	(637)	(634)
Financial Revenue	282	(347)	1,139	(272)	1,976
Interest	207	171	206	563	479
Monetary Variation (MV)	47	81	28	169	86
Foreign Exchange Variation (FX)	20	(609)	888	(1,035)	1,370
Others	8	9	16	31	42

Net Financial Result	(647)	(1,258)	206	(3,304)	(737)

R$ million	3Q16	2Q16	3Q15	9M16	9M15

Net Financial Result	(647)	(1,258)	206	(3,304)	(737)

Foreign Exchange Variation (FX)	(193)	(784)	811	(1,828)	899
Monetary Variation (MV)	(57)	(23)	(73)	(144)	(189)
Net Financial Result Excluding FX and MV	(396)	(451)	(533)	(1,331)	(1,446)

▪  Net Income

Consolidated net income in 3Q16 amounted to R$818 million, increasing 198% from 2Q16, although 45% lower than in 3Q15.

In the nine months of the year, net income was R$1,834 million, down 33% from 9M15, mainly due to the start of the recognition of hedge accounting under profit or loss. Net income attributable to the Parent Company in the nine-month period was R$2,065 million, down 29% from 9M15, resulting in earnings per share (excluding treasury shares) of R$2.5960 per common share or class A preferred share, and of R$0.6069 per class B preferred share.

▪  Liquidity and Capital Resources:

Debt	sep/16		jun/16		sep/15		Chg.	Chg.
R$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Consolidated Debt	34,551		35,017		41,827		-1%	-17%
in R$	5,334	15%	5,508	16%	5,975	14%	-3%	-11%
in US$	29,216	85%	29,509	84%	35,852	86%	-1%	-19%
Project Finance - Mexico	(10,368)		(10,517)		(12,778)		-1%	-19%
in US$	(10,368)	100%	(10,517)	100%	(12,778)	100%	-1%	-19%
Gross Debt Ex-Project Finance	24,183		24,501		29,048		-1%	-17%
in R$	5,334	22%	5,508	22%	5,975	21%	-3%	-11%
in US$	18,848	78%	18,993	78%	23,074	79%	-1%	-18%
Cash and Cash Equivalents	(7,767)		(6,676)		(6,378)		16%	22%
in R$	(5,219)	67%	(2,631)	39%	(2,083)	33%	98%	151%
in US$	(2,548)	33%	(4,045)	61%	(4,295)	67%	-37%	-41%
Net Debt	16,415		17,825		22,670		-8%	-28%
in R$	115	1%	2,876	16%	3,891	17%	-96%	-97%
in US$	16,300	99%	14,948	84%	18,779	83%	9%	-13%
EBITDA LTM	11,165		11,427		8,568		-2%	30%
Net Debt / EBITDA	1.47x		1.56x		2.65x		-6%	-44%
Dollar - end of the period	3.25		3.21		3.97		1%	-18%
Debt	sep/16		jun/16		sep/15		Chg.	Chg.
US$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Consolidated Debt	10,643		10,909		10,528		-2%	1%
in R$	1,643	15%	1,716	16%	1,504	14%	-4%	9%
in US$	9,000	85%	9,194	84%	9,024	86%	-2%	0%
Project Finance - Mexico	(3,194)		(3,276)		(3,216)		-3%	-1%
in US$	(3,194)	100%	(3,276)	100%	(3,216)	100%	-3%	-1%
Gross Debt Ex-Project Finance	7,450		7,633		7,312		-2%	2%
in R$	1,643	22%	1,716	22%	1,504	21%	-4%	9%
in US$	5,806	78%	5,917	78%	5,808	79%	-2%	0%
Cash and Cash Equivalents	(2,393)		(2,080)		(1,605)		15%	49%
in R$	(1,608)	67%	(820)	39%	(524)	33%	96%	207%
in US$	(785)	33%	(1,260)	61%	(1,081)	67%	-38%	-27%
Net Debt	5,057		5,553		5,706		-9%	-11%
in R$	36	1%	896	16%	980	17%	-96%	-96%
in US$	5,021	99%	4,657	84%	4,727	83%	8%	6%
EBITDA LTM	3,097		3,109		2,788		0%	11%
Net Debt / EBITDA	1.63x		1.79x		2.05x		-9%	-20%

On September 30, 2016, the Company’s consolidated gross debt (excluding the balance of the project finance debt of Braskem Idesa of US$3.2 billion) stood at US$7,450 million, down 2% from gross debt on June 30, 2016.

The balance of cash and cash equivalents amounted to US$2,393 million, increasing 15% from 2Q16. This balance excludes the following: (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa; and (ii) the cash balance of Braskem Idesa of US$134 million.

In 3Q16, Braskem recorded consolidated net debt excluding Braskem Idesa of US$5,057 million, down US$496 million compared to 2Q16. As such, despite the slight Brazilian real depreciation in the quarter of 1.1%, consolidated net debt excluding Braskem Idesa measured in Brazilian real decreased 9% in relation to 2Q16.

Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar ended the quarter at 1.63 times. In Brazilian real, the leverage ratio stood at 1.47 times, down 6% from 2Q16, benefiting from the Company’s strong cash generation.

On September 30, 2016, the average debt maturity term was 15 years and the average debt cost was 6.14% in U.S. dollar and 10.19% in Brazilian real, compared to 6.02% and 10.63%, respectively, in the prior quarter.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities were not used in the period and do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause).

Braskem’s liquidity position of R$7,767 million is sufficient to cover the payment of all obligations maturing over the next 34 months. Considering the stand-by credit facilities, this coverage is 38 months.

The following chart details on Braskem’s debt amortization schedule as of September 30, 2016:

▪  Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and its credit risk is above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s), which is explained by its: (i) robust cash position, (ii) strong operating cash generation, and (iii) geographic diversification, which reduces the impact from the weak domestic economy.

The highlights in the quarter follow:

▪  Fitch Ratings (Fitch): In September 2016, Fitch reaffirmed Braskem’s rating on the global scale rating of BBB- and upgraded the outlook from negative to stable. The upgrade was supported by Braskem’s (i) strong cash generation, (ii) diversified feedstock profile following the startup of the Braskem Idesa petrochemical complex, (iii) cash position held abroad, and (iv) readily available stand-by credit facilities.

▪  Capital Expenditure 14:

Braskem made investments of R$665 million in 3Q16. In 9M16, investments came to R$2,218 million, distributed as follows:

      i.        Braskem contributions to the Mexico Project: R$1,195 million (54%);

     ii.        Investments to maintain the operating reliability of plants: R$828 million (37%);

    iii.        Other strategic projects: R$194 million (9%);

Of the R$2,218 million invested in 9M16, R$1,363 million (61%) is related to the operating and strategic investments of the international businesses and to Braskem’s equity contributions to Braskem Idesa.

Investments
Million	2Q16		3Q16		9M16		2016e
Operational (R$)	301	37%	338	51%	828	37%	1,797	49%
Brazil (R$)	292		337		815		1,601
United States and Europe (US$)	6		8		15		48
Mexico (R$)	426	53%	253	38%	1,195	54%	1,327	36%
Mexico (US$)	121		80		330		329
Strategic Projects (R$)	79	10%	73	11%	194	9%	537	15%
Brazil (R$)	13		22		40		255
United States and Europe (US$)	17		14		40		69
Total (R$)	807	100%	665	100%	2,218	100%	3,661	100%
Brazil (R$)	305		358		855		1,855
Mexico, United States and Europe (US$)	143		102		385		447

▶  VALUE DRIVERS:

UTEC®

Braskem began commissioning its new line of ultra-high molecular weight polyethylene (UTEC®) in La Porte, Texas, which is slated to start up by year-end.

The project received investment of around US$40 million and the U.S. plant will complement the existing capacity production in Brazil, at the petrochemical complex in Camaçari. Developed using 100% Brazilian technology, UTEC® resin has sophisticated applications across a wide range of industries, such as oil drilling and construction.

Clients of the polymer have already been prospected and the Company expects, in the future, to export the resin to destinations such as Europe, India and China.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. In this context, the highlights in the third quarter of 2016 included:

•         DJSI Sustainability Index: Braskem’s sustainable management model was recognized for the fifth straight year by the Dow Jones Sustainability Emerging Markets Index (DJSI). The index of emerging countries compiled by the New York Stock Exchange (NYSE) identifies companies that excel in effectively incorporating sustainability into their business strategies.

•         Green PE: Green PE production was modernized to further reduce environmental impacts. For investment of R$7.1 million between 2013 and 2015 to reduce CO2 emissions by 30%, new equipment was installed to reduce losses, reduce fuel consumption by the generator and install a

14 Includes the operating investments, maintenance shutdowns and spare parts of Braskem and its subsidiaries and the equity contributions to the Mexico project.

new system to reuse wastewater and maximize water resources. After modernizing the production process, an updated Life Cycle Assessment (LCA) of the Green PE was released, which identified the capture of 2.78 of CO2e/ton of sustainable resins, compared to 2.15 of CO2e/t in the previous study.

•         Climate Change: Braskem’s 2015 greenhouse gas emissions inventory received the GOLD classification for the sixth consecutive year.

•         Lower Losses More Water Movement: Braskem is spearheading implementation of the “Lower Losses, More Water Movement" jointly with the water utility SANASA. The newly elected mayors in cities of the states of São Paulo and Alagoas have undertaken to reduce water losses during their administrations and will receive support from the movement starting in 2017. In addition, a booklet with success cases was published that highlights the substitution of cement-asbestos and galvanized-iron piping for high-density polyethylene piping as a way to reduce water losses in Brazil’s distribution system.

▶  Other Events

Reports of irregularities

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act (FCPA).

 In March 2015, in connection with the so-called Operation Car Wash, certain allegations made by defendants in judicial proceedings were made public, according to which Braskem was allegedly involved in illegal payments related to feedstock supply agreements entered into with Petrobras.

 In light of said facts, the Company immediately approved the engagement of law firms with extensive and proven experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations cited above ("Investigation"), under the supervision of the U.S. Department of Justice (DoJ) and of the U.S. Securities and Exchange Commission (SEC).

 Since then, the Company has been fully cooperating with the authorities, including in relation to the formal requests made by the SEC (subpoena) in February and July 2016, and by Brazil’s Office of the Federal Controller General (CGU), also in July of this year.

 As the process advanced, the Company became aware of new reports of irregularities, which are being investigated by the Expert Firms, in cooperation with the applicable authorities. In parallel, the Company decided to open negotiations with the DoJ, SEC and authorities in Brazil, through which it hopes to reach an agreement to resolve such allegations and reports of irregularities.

 During the Investigation, the Expert Firms identified payments for services to third parties without corresponding evidence of the service being rendered.

 With the exception of the Tax Adjustments mentioned below, the Company cannot measure at this time the extent of the financial and non-financial impacts potentially arising from the confirmation of the allegations and reports of irregularities, any parallel investigations or the execution of an agreement with the competent authorities, or the resources that would be required to remedy such occurrences. The Company also cannot predict or measure the impacts from any measures that the competent authorities in Brazil and abroad may take, which could include the payment of fines and damages to third parties, the filing of lawsuits against the Company or the appointment of an independent monitor to supervise the Company’s compliance with the agreement.

 Tax adjustments

Although above-mentioned payments  are still under investigation, the Company recognized errors in the determination of taxes from prior periods and recorded a fiscal contingency of  approximately R$285 million, of which R$167 million corresponded to taxes not paid in the last 5 years, R$88 million corresponded to fines and adjustments for inflation (variation in the SELIC rate) and R$30 million corresponded to a reduction in deferred Income and Social Contribution taxes on tax losses and social contribution tax loss carryforwards.

Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made misrepresentations and/or failed to disclose through certain SEC filings the existence of unlawful payments. The Company has engaged an expert U.S. law firm to represent it and filed motion to dismiss on July 6, 2016 which, after response from the plaintiffs, is currently waiting for the judge´s decision.

The Company cannot foresee the outcome of this process. The Company may be cited as defendant in other legal actions. Furthermore, the Company may be required, observing the legal and regulatory limits, to indemnify directors, officers and employees that are defendants in actions of this nature.  Said action has required significant time and dedication of the Management of the Company. The Company may also incur financial obligations that may have a material adverse impact on its business, reputation, financial condition and the results of its operations, as well as liquidity and price of its securities.

For further information on this matter, please refer to Note 19 (a) (b) (c) of the Company’s Financial Statements for the period ended on September 30, 2016.

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	14,248	13,727	14,857	4%	-4%	42,114	40,016	5%
Net Revenue	12,162	11,886	13,164	2%	-8%	36,221	34,951	4%
Cost of Good Sold	(8,929)	(8,632)	(9,960)	3%	-10%	(26,486)	(27,378)	-3%
Gross Profit	3,233	3,254	3,203	-1%	1%	9,734	7,572	29%
Selling Expenses	(376)	(356)	(294)	6%	28%	(1,052)	(816)	29%
General and Administrative Expenses	(430)	(414)	(360)	4%	19%	(1,235)	(1,039)	19%
Other Net Operating Income (expenses)	(132)	(126)	(75)	5%	76%	(323)	(165)	-
Investment in Subsidiary and Associated Companies	10	12	(8)	-16%	-222%	23	2	-
Operating Profit Before Financial Result	2,304	2,371	2,466	-3%	-7%	7,148	5,554	29%
Net Financial Result	(1,143)	(1,890)	(180)	-40%	535%	(4,514)	(1,395)	223%
Profit Before Tax and Social Contribution	1,161	481	2,286	142%	-49%	2,634	4,158	-37%
Income Tax / Social Contribution	(343)	(206)	(810)	67%	-58%	(800)	(1,434)	-44%
Net Profit	818	275	1,475	198%	-45%	1,834	2,724	-33%

EXHIBIT II

Calculation of Consolidated EBITDA

(R$ million)

EBITDA Statement	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit	818	275	1,475	198%	-45%	1,834	2,724	-33%
Income Tax / Social Contribution	343	206	810	67%	-58%	800	1,434	-44%
Financial Result	1,143	1,890	180	-40%	535%	4,514	1,395	223%
Depreciation, amortization and depletion	711	673	561	6%	27%	1,967	1,574	25%
Cost	633	577	512	10%	24%	1,752	1,443	21%
Expenses	78	96	49	-18%	58%	214	131	64%
Basic EBITDA	3,015	3,043	3,027	-1%	0%	9,115	7,128	28%
Provisions for the impairment of long-lived assets (i)	(4)	(21)	8	-	-	(89)	(55)	-
Results from equity investments (ii)	(10)	(12)	8	-	-	(23)	(2)	-
Others (iii)	-	-	-	-	-	67	67	-
Adjusted EBITDA	3,001	3,011	3,044	0%	-1%	9,069	7,138	27%
EBITDA Margin	24.7%	25.3%	23.1%	-1 p.p.	2 p.p.	25.0%	20.4%	5 p.p.

(i)             Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

(iii)           Adjustments made in 4Q15 because they do not impact operating cash generation as per the Company’s understanding: (a) provision for retirees’ health plan (Nota 21.2.1) in the amount of R$54 million; and (b) provision related to the lawsuit filed for payment of dividends at Polialden Petroquímica S.A. (subsidiary merged in 2006).

EXHIBIT III

Consolidated Balance Sheet

(R$ million)

ASSETS	09/30/2016	06/30/2016	Change
	(A)	(B)	(A)/(B)
Current	16,876	15,444	9%
Cash and Cash Equivalents	8,200	6,741	22%
Marketable Securities/Held for Trading	433	428	1%
Accounts Receivable	2,190	2,085	5%
Inventories	4,874	5,031	-3%
Recoverable Taxes	804	771	4%
Other Receivables	375	387	-3%
Non Current	36,226	37,122	-2%
Marketable Securities/ Held-to-Maturity	0	0	-
Compulsory Deposits and Escrow Accounts	269	280	-4%
Deferred Income Tax and Social Contribution	1,438	1,521	-5%
Taxes Recoverable	994	1,299	-23%
Insurance claims	71	69	3%
Investments	98	82	19%
Property, Plant and Equipament	29,844	30,372	-2%
Intangible Assets	2,818	2,835	-1%
Others	694	664	4%
Total Assets	53,103	52,565	1%

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2016	06/30/2016	Change
	(A)	(B)	(A)/(B)

Current	13,397	12,762	5%
Suppliers	7,165	7,782	-8%
Financing	2,094	2,645	-21%
Project Finance	856	464	84%
Derivatives	20	33	-37%
Salary and Payroll Charges	508	412	23%
Dividends and Interest on Equity	1,002	2	48782%
Taxes Payable	1,047	845	24%
Advances from Customers	185	73	155%
Sundry Provisions	72	70	3%
Post-employment Benefit	0	0	0%
Other Payable	447	437	2%
Non Current	35,312	35,210	0%
Suppliers	175	139	26%
Financing	20,930	21,037	-1%
Project Finance	9,695	9,898	-2%
Derivatives	972	959	1%
Deferred Income Tax and Social Contribution	663	659	1%
Taxes Payable	30	30	0%
Sundry Provisions	793	683	16%
Other Payable	93	92	1%
Intercompany Loan	1,598	1,574	2%
Others	363	139	162%
Shareholders' Equity	4,394	4,594	-4%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	1,635	2,635	-38%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(6,324)	(6,316)	0%
Retained Earnings	1,818	922	97%
Non Controlling Interest on Braskem Idesa	(961)	(872)	10%
Total Liabilities and Shareholders' Equity	53,103	52,565	1%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.4 to the Financial Statements).

EXHIBIT IV

Consolidated Cash Flow Statement

(R$ million)

Cash Flow	3Q16	2Q16	3Q15	9M16	9M15

Profit Before Income Tax and Social Contribution	1,161	481	2,286	2,634	4,158
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	711	673	561	1,967	1,574
Equity Result	(10)	(12)	8	(23)	(2)
Interest, Monetary and Exchange Variation, Net	1,090	591	1,522	2,068	2,812
Cost on divestment in subsidiary	-	-	-	-	-
Provision for losses - fixed assets	4	(7)	6	17	11
Cash Generation before Working Capital	2,956	1,727	4,383	6,662	8,554
Operating Working Capital Variation
Market Securities	1	(427)	(3)	(408)	14
Account Receivable	(96)	208	(594)	546	(650)
Recoverable Taxes	306	371	(29)	993	543
Inventories	192	96	13	702	98
Advanced Expenses	18	(0)	(3)	26	34
Other Account Receivables	(42)	(17)	3	(67)	(26)
Suppliers	(649)	(481)	(1,442)	(3,000)	(2,696)
Advances from Customers	303	(42)	11	256	(12)
Taxes Payable	164	193	344	154	417
Other Account Payables	161	(211)	577	(18)	326
Other Provisions	112	10	10	117	(57)
Operating Cash Flow	3,427	1,426	3,270	5,963	6,545
Interest Paid	(408)	(427)	(207)	(1,094)	(676)
Income Tax and Social Contribution	(179)	(573)	(39)	(847)	(89)
Net Cash provided by operating activities	2,841	426	3,024	4,022	5,780
Proceeds from the sale of fixed assets	0	0	1	0	1
Additions to Fixed Assets	(533)	(718)	(1,109)	(2,002)	(2,937)
Additions to Intangible Assets	(5)	(12)	(3)	(21)	(13)
Others	(5)	-	-	(5)	-
Cash used in Investing Activities	(542)	(692)	(1,111)	(1,989)	(2,948)
Obtained Borrowings	1,235	1,196	2,003	3,326	5,912
Payment of Borrowings	(2,033)	(1,044)	(1,938)	(4,126)	(5,358)
Repurchase of Shares	-	-	-	-	(1)
Dividends	(0)	(999)	(0)	(999)	(482)
Cash used in Financing Activities	(797)	(847)	65	(1,799)	71
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(42)	331	(451)	527	(549)
Increase in Cash and Cash Equivalents	1,460	(783)	1,526	760	2,354
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,741	7,524	4,821	7,440	3,993
Cash and Cash Equivalents at The End of The Period	8,200	6,741	6,347	8,200	6,347
Increase in Cash and Cash Equivalents	1,460	(783)	1,526	760	2,354

EXHIBIT V

Braskem Idesa Statement of Operations

(R$ million)

Income Statement (R$ million)	3Q16	2Q16	3Q15	Change	Change	9M16	9M15	Change
BRASKEM IDESA SAPI (i)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	498	198	138	152%	262%	816	326	151%
Cost of Good Sold	(300)	(141)	(137)	112%	119%	(560)	(335)	67%
Gross Profit	198	56	0	251%	n.a.	257	(9)	n.a.
Selling Expenses	(39)	(28)	(9)	42%	350%	(83)	(25)	-81%
General and Administrative Expenses	5	(77)	(11)	-107%	-146%	(84)	(30)	182%
Other Net Operating Income (expenses)	(88)	(13)	(2)	585%	n.a.	(103)	(3)	n.a.
Investment in Subsidiary and Associated Companies	-	-	-	0%	0%	-	1	-100%
Operating Profit Before Financial Result	75	(61)	(21)	-224%	-455%	(13)	(67)	-81%
Net Financial Result	(435)	(664)	(206)	-34%	112%	(1,144)	(238)	380%
Profit Before Tax and Social Contribution	(360)	(724)	(227)	-50%	59%	(1,157)	(305)	280%
Income Tax / Social Contribution	124	156	51	-20%	144%	277	14	n.a.
Net Profit	(236)	(569)	(176)	-59%	34%	(880)	(291)	203%

(i)             Results prior to 2Q16 refer to the pre-operational phase of this company.

EXHIBIT VI

Braskem Idesa Balance Sheet

(R$ million)

ASSETS	09/30/2016	06/30/2016	Change
	(A)	(B)	(A)/(B)
Current	1,277	707	81%
Cash and Cash Equivalents	434	65	562%
Accounts Receivable	266	148	79%
Inventories	369	265	39%
Recoverable Taxes	145	157	-7%
Other Receivables	64	72	-11%
Non Current	13,325	13,591	-2%
Deferred Income Tax and Social Contribution	1,263	1,099	15%
Taxes Recoverable	0	0	-4%
Property, Plant and Equipament	11,911	12,354	-4%
Intangible Assets	151	136	11%
Others	0	1	-6%
Total Assets	14,602	14,298	2%

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2016	06/30/2016	Change
	(A)	(B)	(A)/(B)

Current	1,381	849	63%
Suppliers	312	225	39%
Project Finance	856	464	84%
Derivatives	20	32	-38%
Salary and Payroll Charges	15	12	26%
Taxes Payable	43	29	49%
Other Receivables	135	87	56%
Non Current	16,403	16,301	1%
Project Finance	9,695	9,898	-2%
Other Receivables	106	129	-18%
Intercompany Loan	1,598	1,574	2%
Accounts Payable to Related Parties	5,005	4,700	6%
Shareholders' Equity	(3,182)	(2,852)	12%
Total Liabilities and Shareholders' Equity	14,602	14,298	2%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.3 to the Quarterly Information - ITR).

EXHIBIT VII

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16

Polyolefins
PE's	654,264	684,594	686,812	623,150	629,737	699,663	711,879
PP	347,108	412,277	366,656	384,322	408,228	387,043	403,527
Total	1,001,372	1,096,871	1,053,467	1,007,472	1,037,965	1,086,706	1,115,407

Vinyls
PVC	132,354	130,028	133,080	146,836	125,906	148,604	156,655
Caustic Soda	102,814	103,697	115,303	114,372	105,727	102,071	119,827
Chlorine	11,665	10,962	11,804	11,804	12,160	11,625	11,804
Total	246,832	244,686	260,187	273,012	243,793	262,300	288,286

Basic Petrochemicals
Ethylene	826,657	872,465	871,006	786,949	831,422	880,739	903,308
Propylene	346,739	359,202	354,720	329,135	341,327	367,036	361,837
High Purity Propane	974	927	768	835	1,021	692	878
Butadiene	92,137	105,898	101,279	89,959	100,802	106,708	109,156
Paraxylene	39,561	48,461	50,828	41,136	51,230	50,420	48,516
Benzene	169,339	166,077	174,966	156,593	165,845	170,399	187,020
Toluene	35,912	36,958	35,328	26,411	32,666	27,916	32,449
Orthoxylene	16,800	14,272	10,862	7,774	13,987	12,329	15,084
Isoprene	4,836	4,634	5,005	5,122	3,912	3,309	5,433
Butene 1	14,531	16,241	19,318	16,364	11,746	16,879	19,039
Dicyclopentadien	5,993	6,157	6,743	4,526	4,702	3,544	7,872
Hydrogen	1,231	1,273	1,659	1,159	1,015	1,490	1,791
ETBE/ MTBE	77,192	75,837	77,765	75,740	74,978	91,146	82,927
Aromatic Chain (RAP)	29,906	35,912	36,274	26,827	30,898	35,864	32,183
Piperylene	5,898	5,917	6,409	5,742	5,111	4,614	7,400
Gasoil	34,727	16,509	11,193	17,158	16,239	9,782	1,633
C4 Heavies	10,325	9,293	9,043	6,865	7,084	9,909	7,820
BTE Fuel Oil	20,281	27,019	26,963	25,480	21,819	21,206	17,647
Unilene	3,522	3,186	3,983	942	1,708	3,600	3,365
PIB	6,542	4,768	5,600	2,958	4,889	4,043	5,692
Mixed Xylenes	16,363	14,249	15,497	16,857	16,472	13,601	16,239
AB9 Solvent	10,659	9,821	7,989	5,483	6,663	3,284	12,257
Coperaf1	16,359	9,624	6,172	2,413	1,632	5,842	77
Aguarras	6,486	5,020	5,744	2,637	5,313	4,062	6,592
Fuel	220,979	192,088	174,938	180,928	245,558	213,330	204,582
Aromatic C7C8	7,269	13,256	19,682	4,182	5,867	391	(393)
Cumene	47,395	57,857	54,896	42,931	56,553	36,935	45,935
Nonene	4,080	5,003	4,657	2,556	5,181	4,142	6,206
Tetramer	3,062	3,831	5,781	2,318	4,759	4,249	6,425
Other Basic Petrochemicals	8,072	6,785	6,536	10,099	7,007	8,666	7,445
Total	2,083,827	2,128,540	2,111,604	1,898,079	2,077,406	2,116,126	2,156,415

United States and Europe
PP	460,866	505,568	490,788	509,806	499,233	513,415	512,361

Mexico
PE	-	-	-	-	-	83,538	166,453

EXHIBIT VIII

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16

Polyolefins
PE's*	487,677	399,158	440,766	378,276	391,425	436,529	457,951
PP	312,046	271,065	288,754	255,084	269,267	276,145	293,399
Vinyls
PVC	154,051	121,508	136,254	117,680	119,698	132,913	138,327
Caustic Soda	104,364	107,829	114,257	109,248	109,652	112,912	112,370

Main Basic Petrochemicals
Ethylene	118,188	130,877	133,089	103,608	127,181	125,343	143,440
Propylene	46,552	61,470	72,627	65,431	60,747	72,419	83,109
Benzene	108,744	125,209	116,486	114,876	117,216	120,119	125,794
Butadiene	57,521	56,109	58,803	47,676	49,832	50,492	50,940
Toluene	11,627	8,632	6,528	10,674	11,952	10,521	10,398
Paraxylene	26,426	35,481	31,986	34,797	38,185	41,726	32,327
Cumene	49,046	57,845	49,296	49,848	49,530	41,158	51,352
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT IX

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
Polyolefins
PE's*	203,664	256,271	274,389	186,721	244,227	275,322	270,825
PP	52,788	113,891	131,106	88,365	136,580	151,072	136,429
Vinyls
PVC	24	3,187	48,738	13,426	34,256	27,145	16,483

Main Basic Petrochemicals
Ethylene	12,093	12,421	18,217	20,128	23,784	19,637	12,856
Propylene	53,322	40,684	40,375	36,073	19,314	28,340	24,157
Benzene	49,326	49,174	48,396	54,504	57,771	37,211	63,440
Butadiene	34,891	42,917	43,886	43,710	52,907	49,613	58,980
Toluene	37,101	21,788	25,703	19,411	17,291	19,209	18,972
Gasoline (m³)	13,445	116,272	227,125	89,938	-	136,575	25,670
Paraxylene	10,250	14,950	15,342	10,251	5,250	16,396	15,993
Ortoxileno	-	-	-	-	-	-	-
Isopropene	1,638	2,509	3,195	2,395	3,223	4,046	3,210
Butene 1	1,590	1,715	19	39	1,575	2,248	4,427
ETBE/ MTBE	65,670	69,829	90,656	77,126	69,939	82,995	92,298
Mixed Xylene	8,892	5,838	8,224	5,190	80	4,981	6,237
Cumeno	-	-	-	-	-	-	-
Polybutene	2,211	3,917	2,638	1,054	2,302	2,370	2,608
Petrochemical Resins	875	806	716	1,133	1,185	1,412	1,271
BTX**	96,677	85,912	89,441	84,165	80,311	72,817	98,405

United States and Europe
PP	460,278	493,373	502,293	517,329	499,577	503,980	502,850

Mexico
PE	-	-	-	-	26,043	54,000	152,904
*Polyethylene data considers Green PE from 1Q15 onwards.
**BTX - Benzene, Toluene and Paraxylene

EXHIBIT X

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16

Polyolefins
Domestic Market	3,582	3,342	3,705	3,402	3,383	3,575	3,633
Export Market	1,024	1,650	1,898	1,382	1,709	1,741	1,536

Vinyls
Domestic Market	637	593	663	679	651	665	691
Export Market	0	9	145	41	90	68	45

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	446	595	693	564	609	598	684
Butadiene	114	119	165	134	116	134	142
Cumene	158	141	138	146	142	100	122
BTX*	311	417	429	416	442	410	377
Others	469	325	175	408	617	334	504

Export Market
Ethylene/Propylene	196	164	178	164	142	150	109
Butadiene	72	116	152	128	150	160	191
BTX*	164	221	230	212	180	167	222
Others	193	463	725	288	204	460	296

United States and Europe	1,751	1,985	2,140	2,363	2,535	2,298	2,066

Mexico	-	-	-	-	-	213	529
Mexico Others**	-	-	-	-	-	-	8

Resale***	742	903	1,194	1,593	797	402	642

Quantiq	193	214	227	241	213	210	218

Others****	144	336	307	169	191	202	147
Total	10,195	11,592	13,164	12,332	12,172	11,886	12,162
*BTX = Benzene, Toluene and Paraxylene
** Others Mexico = Fuel and Utilities
***Naphtha, condensate and crude oil
****Includes pre-marketing activity in Mexico until 1Q16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.